February 14, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Li3 Energy, Inc. Registration Statement on S-1, as amended Initially filed July 1, 2011 File No. 333-175329

Ladies and Gentlemen:

Li3 Energy, Inc. hereby withdraws its February 13, 2012 request that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement under Rule 461 of the Securities Act of 1933, as amended. Since the Registration Statement was not declared effective in time, we must now file Amendment No. 6 to the Registration Statement to include interim financial information as of, and for the period ending, December 31, 2011.

Very truly yours,

Li3 ENERGY, INC.

By:
Luis Saenz, Chief Executive Officer

Av. Pardo y Aliaga 699, Of. 802

San Isidro, Lima, Peru